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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           APPLIED DNA SCIENCES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03815U 10 2
         --------------------------------------------------------------
                                 (CUSIP Number)

     RHL Management, Inc. 8233 Roxbury Road, Los Angeles, California 90069
     ---------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 27, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
03815U 10 2


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                                  SCHEDULE 13D

----------------------------                        ----------------
CUSIP NO. 03815U 10 2                               PAGE 2 OF 5 PAGES
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RHL Management, Inc.                   n/a
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)    (A) [ ]

                 (B) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)

     Rescission of Stock Purchase Agreement with O'Dwyer Management, Inc. for disposition of 4,920,000 shares and cancellation of supporting Promissory Note for $7,970,400.

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

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7     SOLE VOTING POWER

                        5,320,000
   NUMBER OF    -------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       -------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               5,320,000
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,320,000
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                                                   ----------------
                                                   PAGE 3 OF 5 AGES
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                31.53%
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14     TYPE OF REPORTING PERSON (See Instructions)

       CO
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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 8233 Roxbury Road, Los Angeles, CA 90069

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by RHL Management, Inc. (the "Reporting Person").

(b) The business address of the Reporting Person is:

8233 ROXBURY ROAD
LOS ANGELES CA 90069

(c) The Reporting Person's present principal occupation is:

         International Business Consultant.

(d) Mr. Langley is the President and majority shareholder of RHL Management, Inc. During the last five years, RHL Management, Inc. has not been convicted in a criminal proceeding.

(e) During the last five years, Richard H. Langley, Jr. pled guilty to one count of conspiracy to commit wire fraud in connection with a plea bargain. During the last five years, RHL Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

In connection with a public administrative proceeding on October 10, 1996, instituted against Richard H. Langley Jr. and Gerald Larder, on October 10, 2000, the Securities and Exchange Commission accepted


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                                                       ----------------
                                                       PAGE 4 OF 5 AGES
                                                       ----------------

Offers of Settlement whereby the Commission ordered: (i) sanctions imposed and issued cease-and-desist orders against the respondents from committing and causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act; (ii) respondents barred from participation in penny stock offerings; and (iii) disgorgement in the amount of $2,224.55,plus interest.

 (f) The Reporting Person is a Nevada corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In March of 2003, O'Dwyer Management, Inc. acquired a total of 4,920,000 shares of Common Stock of the Company in a private transaction with RHL Management, Inc. for a purchase price of $7,970,400 ($1.62 per share). The sale was made subject to a Promissory Note in that amount, plus interest calculated quarterly at 95% of the appreciation during that period. The fist payment was to be due at the end of the first quarter of 2003. No payment has been made to date, nor has any payment been due. On August 12, 2003, that private transaction was rescinded, and the subject promissory note was cancelled. The 4,920,000 shares were returned to RHL Management, Inc. and will be immediately sold to Lawrence Lee.


ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Entity wished to rescind its transaction with O'Dwyer Management, Inc. for the purpose of temporarily regaining control of the shares in order to sell them to another party. The Reporting Entity was advised by an investment group that its transaction with O'Dwyer may not have effectively divested the Reporting Entity from its interest in the shares.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) As of August 25, 2003, the corporation had issued and outstanding a total of 16,874,660 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 5,320,000 shares of Common Stock or 31.53% of the issued and outstanding Common Stock.

(b) The Reporting Person/ Entity, RHL Management, Inc., has the sole power to vote, or to direct the vote of, 5,320,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 5,320,000 shares of Common Stock.

(c) The Reporting Entity acquired the shares through the rescission of a private stock purchase and the cancellation of the subject promissory note.



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                                                   -----------------
                                                   PAGE 5 OF 5 PAGES
                                                   -----------------
(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In March of 2003, O'Dwyer Management, Inc. acquired 4,920,000 shares from RHL Management, Inc. in a private transaction. Richard H. Langley, Sr. the president of O'Dwyer Management, Inc. has no relationship to the Issuer other than its status as a principal shareholder. Rick Langley, Jr., the president of RHL Management, Inc., provides consulting services to the Issuer through another entity. As a result of the rescission of the stock purchase agreement between RHL Management, Inc. and O'Dwyer Management, Inc. and cancellation of the subject promissory note, the shares are being returned to RHL Management, and RHL Management, Inc. intends to immediately sell such shares to Lawrence Lee, the president of Applied DNA Sciences, Inc.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Attached as Exhibit "A" is the Rescission Agreement.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 27, 2003


                                    RHL Management, Inc.

                                    /s/  Richard H. Langley
                                    __________________________
                                    By: Richard H. Langley, Jr.

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                              RESCISSION AGREEMENT

         (THIS AGREEMENT CONTAINS RELEASES AND WAIVERS OF LEGAL RIGHTS)


         THIS RESCISSION AGREEMENT (the "Agreement"), is made as of this 22nd day of August, 2003, by and between:

         RHL MANAGEMENT, INC. a Nevada corporation, with its principal office located at 8233 Roxbury Road, Los Angeles, California 34711 (hereinafter referred to as "RHL");

                                       AND

         O'DWYER MANAGEMENT, INC., a Florida corporation, with its principal office located at 700 Almond Street, Clermont, Florida 14711 (hereinafter referred to as "O'Dwyer")

                                WITNESSETH THAT:

         WHEREAS, on or about March 19, 2003, RHL and O'Dwyer (hereinafter referred to collectively as "the parties") entered into a certain Stock Purchase Agreement, dated as of March 19, 2003 (the "Stock Purchase Agreement"), pursuant to which O'Dwyer purchased from RHL 4,920,000 shares of the Common Stock of Applied DNA Sciences, Inc. (the "Shares"), and in consideration for the execution and delivery to RHL a promissory note from O'Dwyer, in the principal amount of $7,970,400 (the "Note"), which constituted all of the consideration for the purchase of the Shares (the transaction effected by the Stock Purchase Agreement and the Note is hereinafter referred to as the "O'Dwyer Transaction"); and

         WHEREAS, RHL's president and sole shareholder is Richard H. Langley;

         WHEREAS, RHL had initially obtained the Shares in an exchange agreement between ProHealth Medical Technologies, Inc., a reporting company under Section 12(g) of the Securities Exchange Act of 1934, with no active business, and the two shareholders (RHL and an individual named Lawrence Lee) of Applied DNA Sciences, Inc., a Nevada corporation, that had previously obtained the rights to valuable intellectual property; and

         WHEREAS, the purpose of the O'Dwyer Transaction was to divest RHL of its holdings in ProHealth Medical Technologies (renamed Applied DNA Sciences, Inc. after the merger, hereinafter referred to as the "Company" or "ADNAS");

         WHEREAS, potential investors believe that RHL's continued involvement with the Company could cause a negative perception due to RHL's previous administrative matter with the Securities and Exchange Commission;

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         WHEREAS,  these  investors  have  advised the Company  that the O'Dwyer
Transaction may not have effectively divested RHL's interest, and that as a condition precedent to any investment, a substantial divestiture would be required, and the parties now wish to rescind and reverse the O'Dwyer Transaction in order to enable RHL to instead effect a substantial divestiture through its sale of the Shares to Lawrence Lee;

         WHEREAS, the parties have also been advised by tax professionals that the rescission/unwinding of the O'Dwyer Transaction and cancellation of the corresponding promissory note could be accomplished without any significant tax consequences, as neither party recognized any economic benefit or detriment from the O'Dwyer Transaction, and the result of such rescission and cancellation would place the parties in their respective positions as existing prior to the O'Dwyer Transaction; and

         WHEREAS, the parties hereby wish to rescind the O'Dwyer Transaction and cancel the Note, with such rescission and cancellation to be effective ab initio; (i.e., as of March 19, 2003).

         NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein below, intending to be legally bound, the parties have agreed as follows:

1. (A) The parties, and each of them, for themselves and their heirs, executors, administrators, successors and assigns, hereby agree that the O'Dwyer Transaction is rescinded, effective ab initio; (i.e., as of March 19, 2003), and is declared null and void and of no effect. In effecting such rescission, simultaneously with the execution of this Agreement, O'Dwyer shall transfer the Shares, shall mark the Note "cancelled" and deliver it to O'Dwyer. Both parties covenant to make all filings necessary with the Securities and Exchange Commission and other federal, state and local regulatory agencies. Both parties represent and warrant that neither has derived any economic benefit or suffered any economic loss as a result of the O'Dwyer Transaction. O'Dwyer specifically represents that it has not sold or encumbered any Shares nor exercised its rights to vote with respect to any Shares.

(B) The O'Dwyer Transaction shall be deemed not to have occurred and each of the parties, for itself/himself and its/his heirs, executors, administrators, successors and assigns hereby (i) releases each of the other parties, jointly and severally, from any of the duties or obligations imposed by the O'Dwyer Transaction, and (ii) waives and releases any rights, powers and licenses obtained under such O'Dwyer Transaction.

2. Each of the parties, for itself/himself and its/his heirs, executors, administrators, and assigns hereby releases each of the other parties from any claim, right, power, license, duty, covenant, and promise arising directly or indirectly out of the rescinded O'Dwyer Transaction and the rescinded agreements executed in connection therewith, and each party covenants not to sue any other party for any matter or claim arising directly or indirectly out of the rescinded O'Dwyer Transaction and the rescinded agreements executed in connection therewith.

3. As used herein, the term "party" and the term "Company" shall include the directors, officers, employees, and agents of O'Dwyer and ADNAS.


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4. This  Agreement  constitutes  the entire  agreement  between the parties with respect to the subject matter hereof and supersedes all prior negotiations and understandings which are deemed to have been merged herewith. No representations were made or relied upon by either party, other than those expressly set forth herein.

5. This writing contains the entire agreement of the parties and shall be amended only by a further writing. No agent, employee, or other representative of any party is empowered to alter any of the terms hereof, including specifically this paragraph, unless done in writing and signed by appropriate corporate officers or by the individuals to be charged.

6. Whenever required by the context hereof: the masculine gender shall be deemed to include the feminine and neuter; and the singular member shall be deemed to include the plural. Time is expressly declared to be of the essence of this Agreement. This Agreement shall be deemed to have been mutually prepared by all parties and shall not be construed against any particular party as the draftsman. The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted.

7. The validity, interpretation, and performance of this Agreement shall be controlled by and construed under the laws of the State of Florida. Venue and jurisdiction of any controversy or claim arising out of, or relating to this Agreement, or the breach thereof, that cannot be resolved by negotiation, shall be in Los Angeles, CA. In any legal action or other proceeding involving, arising out of or in any way relating to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs, and expenses of litigation.

8. The failure of any party to object to, or to take affirmative action with respect to, any conduct of any other party which is in violation of the terms of this Agreement shall not be construed as a waiver of such violation or breach, or of any future breach, violation, or wrongful conduct. No delay or failure by any party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver or exhaustion of that or any other right, unless otherwise expressly provided herein.

9. All notices or other communications to be sent as provided for by this Agreement shall be in writing and shall be sent by certified mail, return receipt requested, postage prepaid, to the persons and addresses set forth at the beginning of this Agreement, or such other persons and/or addresses as may hereafter be designated in writing by the parties.

10. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

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11. The  provisions  of this  Agreement  shall be binding  upon and inure to the benefit of each of the parties and their respective successors and assigns.

12. This Agreement shall be deemed to become effective at 11:59 P.M. on August 12, 2003, and the rescission is contemplated to be effective retroactively, ab initio, to March 19, 2003.

13. SECURITIES AND EXCHANGE COMMISSION FILINGS. Upon the transfer of shares from O'Dwyer to RHL, RHL will file a Form 13D and a Form 3 or 4 (as appropriate) with the SEC disclosing its ownership of the Shares. O'Dwyer will file a Form 4 to disclose the disposition of shares. It is the intention of RHL to enter into a stock purchase agreement with Lawrence Lee immediately thereafter, upon which time Lawrence Lee will file a 13D and a Form 4 and RHL will file a Form 4.

         IN WITNESS WHEREOF, and intending to be legally bound, the parties have hereunto set their hands and seals the day and year first above written.







ATTEST:                                       RHL MANAGEMENT, INC.

/s/                                       By:  /s/ Richard Langley, Jr.
-----------------------------               -------------------------------
Secretary                                    Richard H. Langley, Jr.





ATTEST:                                    O'DWYER MANAGEMENT, INC.

/s/                                       By:  /s/ Richard H. Langley, Sr.
-----------------------------               -------------------------------
Secretary                                    Richard H. Langley. Sr.



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